File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

SEC
Division of Corpor
Office of Disclosu
RECEIV
FEB 1 2 202

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2019
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2019, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	250,000,000	Floating Rate	99.894 in respect of USD150,000,000 99.893 in respect of USD100,000,000	1-Oct-2019	25-Oct-2021
GBP	150,000,000	1.25	102.044	7-Oct-2019	15-Dec-2023
USD	100,000,000	2.125	102.565	8-Oct-2019	15-Jan-2025
CAD	600,000,000	1.70	99.824	10-Oct-2019	10-Oct-2024
USD	150,000,000	1.875	100.689	10-Oct-2019	23-July-2021
GBP	250,000,000	1.25	101.804	11-Oct-2019	15-Dec-2022
USD	100,000,000	2.00	102.99	15-Oct-2019	2-June-2026
USD	225,000,000	2.625	104.73	16-Oct-2019	16-Jan-2024
USD	400,000,000	Floating Rate	100.00	16-Oct-2019	16-Sep-2022
USD	100,000,000	2.50	103.114	18-Oct-2019	18-Jan-2023
GBP	275,000,000	0.50	99.240	22-Oct-2019	15-Sep-2026
GBP	100,000,000	1.375	102.599	29-Oct-2019	15-Dec-2024
USD	100,000,000	2.50	102.718	1-Nov-2019	18-Jan-2023
GBP	170,000,000	1.25	101.764	5-Nov-2019	15-Dec-2023
GBP	100,000,000	1.25	102.426	6-Nov-2019	15-Dec-2025
USD	200,000,000	2.125	101.800	14-Nov-2019	15-Jan-2025
USD	50,000,000	1.70	100.00	15-Nov-2019	15-Nov-2024
USD	100,000,000	2.25	102.232	18-Nov-2019	18-June-2029
AUD	100,000,000	2.75	107.498	19-Nov-2019	30-Oct-2025
IDR	406,950,000,000	7.875	104.674	22-Nov-2019	14-Mar-2023
GBP	100,000,000	1.25	101.478	22-Nov-2019	15-Dec-2023
BRL	49,900,000	3.52	99.90	25-Nov-2019	25-Nov-2022
MXN	61,700,000	5.48	99.98	25-Nov-2019	25-Nov-2022
INR	3,050,200,000	4.97	99.98	25-Nov-2019	25-Nov-2022
COP	100,000,000,000	5.45	100.00	26-Nov-2019	25-Nov-2024
HKD	300,000,000	1.82	100.00	26-Nov-2019	25-Nov-2022
MXN	395,000,000	5.64	100.00	27-Nov-2019	25-May-2023

MXN	444,000,000	Zero Coupon	66.90	27-Nov-2019	27-Nov-2026
IDR	1,050,000,000,000	7.875	105.406753	6-Dec-2019	14-Mar-2023
COP	15,000,000,000	Floating Rate	100.00	16-Dec-2019	15-May-2035
MXN	680,000,000	Zero Coupon	65.30	19-Dec-2019	17-Dec-2026



INTER-AMERICAN DEVELOPMENT BANK

IDB

ORDINARY CAPITAL
December 31, 2019

Ordinary Capital
Balance Sheet - As of December 31, 2019
(Expressed in thousands of United States dollars)

Assets

Cash.		$ 1,214,529
Securities purchased under resale agreements.		-
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 24,723,052	
Time deposits and other obligations of banks.	8,214,285	
Asset-and mortgage-backed and corporate securities.	1,351,253	34,288,590
Developmental Assets		
Loans outstanding, net		
Loans outstanding	96,722,966	
Allowance for loan losses.	(339,246)	
	96,383,720	
Debt securities.	147,932	96,531,652
Accrued interest and other charges		
On investments.	155,465	
On loans.	686,230	
Others.	366	842,061
Currency and interest rate swaps		
Investments.	32,094	
Loans.	740,870	
Borrowings.	1,391,301	
Others.	2,025	2,166,290
Other Assets		
Property, improvements and equipment, at cost.	947,375	
Less accumulated depreciation & amortization.	(479,968)	
	467,407	
Receivable for investment securities sold	265,793	
Miscellaneous.	581,637	1,314,837
Total assets.		$ 136,357,959

IDB **INTER-AMERICAN DEVELOPMENT BANK**
Monthly Financial Statements

Ordinary Capital
Balance Sheet - As of December 31, 2019
(Expressed in thousands of United States dollars)

Liabilities and Equity

Liabilities

Borrowings

Medium- and long-term borrowings	$ 94,713,836	
Unamortized discount	(315,800)	
Bond fair value adjustments	1,360,974	
Debt issuance costs	(21,255)	
	95,737,755	
Short-term borrowings, net	1,272,662	$ 97,010,417

Currency and interest rate swaps

Investments	301,104	
Loans	450,025	
Borrowings	1,520,844	
Others	1,128	2,273,101

Amounts payable to maintain value of currency holdings | | 153,400

Other liabilities

Payable for investment securities purchased	284,479	
Payable for cash collateral received	52,050	
Due to IDB Grant Facility	236,237	
Accrued interest on borrowings	689,172	
Accrued interest on swaps, net	88,302	
Liabilities under retirement benefit plans	876,579	
Undisbursed Special programs	206,431	
Other liabilities	617,050	3,050,300
Total liabilities		102,487,218

Equity

Capital stock

Subscribed - 14,170,108 shares	170,940,140	
Less callable portion	(164,900,691)	
Additional paid-in Capital (APIC)	5,813,119	11,852,568

Capital subscriptions receivable | | (5,770)

Receivable from members

Non-negotiable, non-interest bearing demand obligations	(494,095)	
Non-negotiable, non-interest bearing term obligations	(216,972)	
Amounts required to maintain value of currency holdings	(100,245)	(811,312)

General reserve	20,114,401	
Special reserve	2,665,500	

Accumulated other comprehensive income

Accumulated translation adjustments	911,066	
Accumulated SFAS 158 adjustments	(900,434)	
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	44,722	55,354

Total equity		33,870,741
Total liabilities and equity		$ 136,357,959

IDB INTER-AMERICAN DEVELOPMENT BANK
Monthly Financial Statements

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2019
(Expressed in thousands of United States dollars)

	Month 2019	Month 2018	Year-to-Date 2019	Year-to-Date 2018
Income				
From loans				
- Interest, after swaps	$ 248,465	$ 276,909	$ 3,278,133	$ 2,941,352
- Credit commissions	8,700	8,778	98,149	97,699
- Fees from non-sovereign-guaranteed and emergency lending	3,702	5,049	29,890	17,774
	260,867	290,736	3,406,172	3,056,825
From investments, after swaps				
- Interest	71,176	77,896	953,240	863,327
- Net gain (loss)	28,800	(3,300)	58,500	(38,500)
	99,976	74,596	1,011,740	824,827
Other interest income (loss)	934	(92)	2,781	701
From other sources	(29,478)	(26,713)	42,841	40,482
Total income	332,299	338,527	4,463,534	3,922,835
Expenses				
Borrowing expenses	185,994	212,330	2,522,354	2,255,240
Administrative expenses	93,998	99,253	834,283	844,178
Special programs	13,867	13,967	103,185	107,309
Provision (Credit) for loan and guarantee losses	(13,348)	11,029	42,708	(35,258)
Total expenses	280,511	336,579	3,502,530	3,171,469
Operating Income	51,788	1,948	961,004	751,366
Net fair value adjustments on non-trading portfolios and foreign currency transactions	43,157	58,666	402,059	14,678
Board of Governors approved transfers	-	-	(53,609)	-
Other components of net periodic benefit costs	6,272	6,246	75,247	74,965
Net income	101,217	66,860	1,384,701	841,009
General reserve, beginning of period	20,013,184	18,712,840	18,779,700	18,004,270
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	-	-	-	(15,579)
Distributions on behalf of shareholders	-	-	(50,000)	(50,000)
General reserve, end of period	$ 20,114,401	$ 18,779,700	$ 20,114,401	$ 18,779,700

IDB **INTER-AMERICAN DEVELOPMENT BANK**
Monthly Financial Statements

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2019
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2019	2018	2019	2018
Net income	$ 101,217	$ 66,860	$ 1,384,701	$ 841,009
Other comprehensive income (loss):				
Reclassification to income - amortization of net actuarial losses and				
prior service credit on retirement benefits plans........	(78)	1,928	(926)	23,145
Recognition of changes in assets/liabilities under retirement				
benefits plans...	(355,665)	(194,583)	(355,666)	(194,583)
Net fair value adjustments on borrowings attributable to changes in instrument-				
specific credit risk..	(102,888)	181,505	(48,100)	92,822
Total other comprehensive (loss)	(458,631)	(11,150)	(404,692)	(78,616)
Comprehensive income (loss)	$ (357,414)	$ 55,710	$ 980,009	$ 762,393

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2019
(Expressed in thousands of United States dollars)

	2019	2018
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	(10,573,495)	$ (11,304,874)
Loan collections.	7,186,606	6,827,954
Purchase of debt securities.	(133,492)	(18,000)
Net cash used in lending activities	(3,520,381)	(4,494,920)
Purchase of property, net.	(36,461)	(48,769)
Miscellaneous assets and liabilities, net	7,600	102,386
Net cash used in lending and investing activities	(3,549,242)	(4,441,303)
Cash flows from financing activities		
Medium- and long- term borrowings:		
Proceeds from issuance	20,265,725	19,519,773
Repayments	(15,433,174)	(16,346,279)
Short term borrowings, net	130,483	(688)
Cash collateral received (paid)	6,450	(41,556)
Collections of capital subscriptions.	418	551
Collections of receivable from members.	6,848	2,136
Payments of maintenance of value to members.	(50,704)	(6,780)
Distributions paid on behalf of shareholders	(49,558)	(49,479)
Net cash provided by financing activities	4,876,488	3,077,678
Cash flows from operating activities		
Gross purchases of trading investments	(61,142,761)	(60,747,498)
Gross proceeds from sale or maturity of trading investments	59,265,167	61,667,410
Securities purchased under resale agreements.	57	-
Loan income collections, after swaps	3,490,501	2,913,032
Interest and other costs of borrowings, after swaps	(2,495,758)	(2,299,051)
Income from investments	821,492	683,798
Other interest income	2,190	1,268
Other income	42,564	44,326
Administrative expenses	(758,654)	(752,535)
Transfers to the IDB Grant Facility	(63,019)	(113,105)
Special programs	(108,421)	(107,239)
Net cash used in operating activities	(946,643)	1,290,406
Effect of exchange rate fluctuations on Cash	(1,270)	12,098
Net increase in Cash	379,332	(61,121)
Cash, beginning of period	835,197	896,318
Cash, end of period	$ 1,214,529	$ 835,197
Reconciliation of Net income to net cash used in		
operating activities:		
Net income	$ 1,384,701	$ 841,009
Difference between amounts accrued and amounts		
paid or collected for:		
Loan income	84,329	(143,793)
Income from investments	(149,548)	(155,029)
Other interest income	(591)	567
Other income	(277)	3,844
Interest and other costs of borrowings, after swaps	26,595	(43,811)
Administrative expenses, including depreciation	75,629	91,643
Special programs	(5,237)	70
Transfers to the IDB Grant Facility	(9,410)	(113,105)
Net fair value adjustments on non-trading portfolios and		
foreign currency transactions	(402,059)	(14,678)
Net unrealized losses on trading investments	(40,700)	14,000
Other components of net periodic benefit cost	(75,247)	(74,965)
Net increase in trading investments and	(1,877,536)	
securities purchased under resale agreements		919,912
Provision (Credit) for loan and guarantee losses	42,708	(35,258)
Net cash used in operating activities	$ (946,643)	$ 1,290,406
Supplemental disclosure of noncash activities		
Increase (decrease) resulted from exchange rate fluctuations:		
Trading investments and related swaps.	$ (1,259)	$ (55,580)
Loans outstanding and related swaps	3,968	(3,884)
Borrowings and related swaps	(20,326)	(35,400)
Receivable from members, net	(3,608)	20,508
Debt securities	(3,560)	-